FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2003

Commission File Number  001-31335


                               AU Optronics Corp.
                (Translation of registrant's name into English)


                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                Form 40-F
                             ---                         ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the
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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes .....                      No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
Not applicable
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


                               INDEX TO EXHIBITS

Item
----

1. Taiwan Stock Exchange filing entitled, "The Company's clarification of the reported "AU Optronics Corp.'s LTPS project"", dated February 11, 2003.

2. Press release entitled, "AU Optronics Corp. Monthly Sales Report - January 2003", dated February 11, 2003.

3. Taiwan Stock Exchange entitled, "Announcement of the conversion and delisting of the entitlement certificates (2409T) related to the unsecured domestic convertible bonds (the "Convertible Bond") of AU Optronics Corp. issued on November 19, 2001", dated February 12, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AU Optronics Corp.


Date: February 13, 2003                       By: /s/ Max Weishun Cheng
      -----------------                           ------------------------------
                                                  Name:  Max Weishun Cheng
                                                  Title: Chief Financial Officer

                            AU Optronics Corporation
                               February 11, 2003
                            English Language Summary

Subject: The Company's clarification of the reported "AU Optronics Corp.'s LTPS project".

Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Content:

1)   Name of the reporting media: Economic Daily News

2)   Date of the report: 2003/2/11

3)   Content of the report: AU Optronics Corp.'s LTPS project

4) Company's clarification of the reportage or provided information: Albeit being disclosed at the investor conference on October 23, 2002, the LTPS project is still under planning. The capital expenditures have not been finalized. Hence the reported investment amount of NT$ 3 billion by the media is incorrect.

                                                            [au optronics logo]


AU Optronics Corp. Monthly Sales Report - January 2003

Issued by:  AU Optronics Corp.
Issued on:  February 11, 2003

Hsinchu, Taiwan, February 11, 2003 -

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today reported net sales (unconsolidated) for January 2003 of NT$5,346 million.

Revenues for the month increased 4.2% in comparison with December 2002, while consolidated revenues for January 2003 rose 8.6% to NT$5,697 million from December 2002. The higher growth rate of consolidated revenues for the month resulted from increased direct shipment from AUO's module assembly facilities located in Suzhou, China.

Sales Report: (Unit: NT$ million)

Net Sales                     2003(1)        2002           Growth
------------------------------------------------------------------
January (Unconsolidated)      5,346          6,226          -14.1%
------------------------------------------------------------------
January (Consolidated)(2)(3)  5,697            n.a.           n.a.
------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

(2): All consolidated figures are unaudited, prepared by AU Optronics.

(3): Including AU Optronics Corporation "(AUT)", AU Optronics (Lauban) Corporation "(AUL)", and AU Optronics (Suzhou) Corporation "(AUS)".


                                  #    #    #


FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel:  +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com
       ------------------

                            AU Optronics Corporation
                               February 12, 2003
                            English Language Summary


Subject: Announcement of the conversion and delisting of the entitlement certificates (2409T) related to the unsecured domestic convertible bonds (the "Convertible Bond") of AU Optronics Corp. issued on November 19, 2001

Date of Announcement: February 12, 2003

Content:

1. The Convertible Bond was partially converted into 21,145,532 entitlement certificates (par value NT$ 10.00 per share, totaled NT$ 211,455,320) on the third consolidation date (December 27, 2002), registered with Ministry of Economic Affairs, R.O.C. , and have been approved by Taiwan Stock Exchange Corporation for listing and trading on February 18, 2003.

2.   Further details are as follows:

1) Total shares outstanding before conversion: 4,003,048,921 common shares, par value NT$10.00 per share, totaled NT$ 40,030,489,210

2) Newly converted shares: 21,145,532 entitlement certificates were converted into common shares, par value NT$10.00 per share, totaled NT$ 211,455,320

3) Shares outstanding post third consolidation date: 4,024,194,453 shares, par value NT$10.00 per share, totaled NT$ 40,241,944,530

4) Rights and obligations of entitlement certificates after conversion: Same as original common shares (One entitlement certificate represents one common share.)

5)   Institution for certification: United World Chinese Commercial Bank

6) Entitlement certificate conversion agent: SinoPac Securities Corporation Stock Registration Department (Address: 3F, No. 53, Po-Ai Rd., Taipei, Taiwan, R.O.C.)

3.   Remarks about the conversion of entitlement certificates:

1) Common stock transfer agent, SinoPac Securities Corporation Stock Registration Department will commence conversion of the entitlement certificates into common shares on February 18, 2003 for listing and trading on Taiwan Stock Exchange Corporation.

2) The entitlement certificates (2409T) post conversion will be de-listed from Taiwan Stock Exchange Corporation and ceased trading from February 18, 2003.


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